July 16, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ada Sarmento
Chris Edwards
Christie Wong
Brian Cascio

Re:	AMPLITUDE HEALTHCARE ACQUISITION CORPORATION
Registration Statement on Form S-4
Filed June 8, 2021
File No. 333-256875

Ladies and Gentlemen:

This letter is being submitted on behalf of Amplitude Healthcare Acquisition Corporation (the “Company”) in response to the comments of the staff (the “Staff”) of the Office of Life Sciences of the Division of Corporation Finance of the United States Securities and Exchange Commission with respect to the Company’s Registration Statement on Form S-4, filed on June 8, 2021 (the “Initial Registration Statement”), as set forth in the Staff’s letter dated July 6, 2021 to Bala Venkataraman, Chief Executive Officer of the Company (this “Comment Letter”). The Company is concurrently filing its Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of this Comment Letter has been reproduced and italicized herein with the response below the numbered comment. Unless otherwise indicated, the page references in the description of the Staff’s comment refer to the Initial Registration Statement, and the page references in the response refer to the Amended Registration Statement. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement. The response provided herein is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

On behalf of the Company, we advise you as follows:

Cover Page

1.	Given that the Nasdaq listing condition is waivable, please revise the cover page to prominently disclose that shareholders will not have certainty at the time they vote regarding whether the New Jasper Voting Common Stock will be listed on a national securities exchange following the business combination. Also, revise the risk factor on page 91 to reflect that the Nasdaq listing condition may be waived.

Response: The Company respectfully advises the Staff that it has revised the cover page and the risk factor on page 92 of the Amended Registration Statement in response to the Staff’s comment.

Risk Factors, page 31

2.	Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company respectfully advises the Staff that it has added a new risk factor on page 83 of the Amended Registration Statement in response to the Staff’s comment.

The Proposed Charter that will be in effect upon the Closing will provide that the Court of Chancery of the State of Delaware, page 85

3.	Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

Response: The Company respectfully advises the Staff that it has revised the risk factor on page 86 of the Amended Registration Statement in response to the Staff’s comment.

AMHC’s Sponsor, directors, and officers have interests in the Business Combination, page 87

4.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 88 and 89 of the Amended Registration Statement in response to the Staff’s comments to quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination, including the interests of the Sponsor, the Company’s officers and directors and their respective affiliates and associates in completion of a business combination.

5.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Please also clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 88 and 89 of the Amended Registration Statement in response to the Staff’s comment.

Business Combination Proposal, page 100

6.	Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company respectfully advises the Staff that it has added a sensitivity analysis showing a range of redemption scenarios on pages 111 and 112 of the Amended Registration Statement in response to the Staff’s comment.

7.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 111 and 112 of the Amended Registration Statement to describe all possible sources and the extent of dilution that non-redeeming shareholders may experience at each of the redemption levels detailed in the Company’s sensitivity analysis in response to the Staff’s comment.

8.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company respectfully advises the Staff that is has revised the disclosure on page 112 of the Amended Registration Statement to disclose such effective fees on a percentage basis for shares at each redemption level presented in the Company’s sensitivity analysis in response to the Staff’s comment.

Information About Jasper

Our Product Pipeline, page 106

9.	Please revise your pipeline table to provide separate columns for Phases 1, 2 and 3 of clinical development.

Response: The Company respectfully advises the Staff that it has revised the pipeline table on pages 23 and 189 of the Amended Registration Statement to provide separate columns for Phases 1, 2 and 3 of clinical development in response to the Staff’s comment.

Ownership of New Jasper, page 110

10.	Please expand your disclosure regarding the sponsor’s ownership interest in the target company to disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 111 of the Amended Registration Statement to provide additional detail in footnote (2) to the tabular disclosure on the Sponsor’s ownership interest in the target company in response to the Staff’s comment.

Background to the Business Combination, page 113

11.	Please supplementally provide us with a copy of the forecasted financial information that was provided to AMHC by Jasper management.

Response: The Company respectfully advises the Staff that it has supplementally furnished a copy of the forecasted financial information provided to AMHC by Jasper management concurrently with the submission of this Comment Letter.

12.	Please provide additional detail regarding how the parties came to the initial valuation for Jasper of $275.0 million included in the February 22, 2021 letter of intent. Please also expand the discussion of the valuation and market conditions that led to an increase in the valuation on March 15, 2021.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 116 of the Amended Registration Statement in response to the Staff’s comment.

The Board’s Recommendation and Reasons for Approval of the Business Combination, page 117

13.	Please revise to discuss how the board considered the various conflicts of interests of your sponsor and your officers and directors discussed on page 123 in negotiating and recommending the business combination.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 121 of the Amended Registration Statement in response to the Staff’s comment.

Certain Projected Financial Information, page 119

14.	We note that in connection with its evaluation of the business combination, the AMHC Board considered certain non-public financial projections/forecasts prepared by AMHC’s management for fiscal years 2021 through 2036 with respect to Jasper as a standalone company. We have the following comments regarding these forecasts:

●	Describe the process undertaken to formulate the forecasts and assumptions and the parties who participated in the preparation of the forecasts.
●	Disclose the material assumptions and estimates underlying the forecasts, including Jasper’s revenue growth rates, operating costs, product pricing, gross margins, etc. and the limitations of the forecasts. Provide investors with sufficient information to evaluate the forecasted financial information and its reasonableness.
●	Explain how you arrived at the probability of regulatory approval and the nature of such adjustment and whether you applied the same regulatory success rates for each of the pre-commercialization products, and if so, why.
●	Explain how management and the Board relied upon the forecasts and how the determined that they are reasonable, particularly in light of the length of the forecasts and since Jasper is a clinical stage company with limited operations and no approved products. Specifically, address the reliability of the projections related to the later years presented.
●	Explain to us the extent you have considered providing separate forecasted financial information for each group of product candidates based on their stage of development.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 121 through 123 of the Amended Registration Statement in response to the Staff’s comment. Further, the Company respectfully advises the Staff that, as disclosed in the Amended Registration Statement, management of the Company prepared the AMHC Forecasts of Jasper as a standalone Company to assist the AMHC board of directors in connection with its evaluation of the Business Combination. AMHC management reviewed the financial forecasts provided by Jasper management early in the course of the parties discussions (and such financial forecasts are being supplementally furnished to the Staff), but this projected financial information provided by Jasper reflected what AMHC believed to be an upside case and AMHC believed that the AMHC Forecasts, a revised set of forecasts with different assumptions, would be more appropriate for the AMHC Board to consider in connection with evaluating the Business Combination, and as a result the Jasper forecasts were not provided to the AMHC Board. The Company has revised the disclosure in the Amended Registration Statement to reflect what it believes to be the material assumptions and estimates with respect to the AMHC Forecasts, so that investors may appropriately evaluate these forecasts.

Comparable Company Analysis, page 121

15.	Please revise your discussion of the Comparable Company Analysis to clearly show the underlying data for the Trading Comparables and M&A Comparables.

Response: The Company respectfully advises the Staff that it has revised the discussion of the Comparable Company Analysis on pages 124 and 125 of the Amended Registration Statement in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements

Accounting for the Business Combination, page 169

16.	With respect to the note (5), please show the computation of Former Jasper shares converted to the new Jasper Common Stock outstanding following the consummation of the Business Combination. We note your adjustment (L) on page 165. In your response, please provide the number of Former Jasper Series A-1 and Series A-2 preferred shares outstanding prior to the conversion, conversion ratio used, and the number of New Jasper Shares converted for Series A-1 and Series A-2 preferred shares, respectively.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 173 of the Amended Registration Statement in response to the Staff’s comment to include in Footnote (5) of Note 1 to the unaudited pro forma condensed combined financial statements a table reflecting the computation of Former Jasper shares converted to the new Jasper Common Stock outstanding following the consummation of the Business Combination. The table includes the information about the number of Former Jasper Series A-1 and Series A-2 preferred shares outstanding prior to the conversion, the conversion ratio used, and the number of New Jasper Shares converted for Series A-1 and Series A-2 preferred shares, respectively.

17.	We also note on page F-93 that the conversion rate of Jasper’s Series A-2 redeemable preferred stock can be reduced to 4% if the Company terminates the Amgen license agreement, or Amgen is pursuing a clinical development of an anti c-kit antibody. Please expand your disclosure to describe how these conditions would have impacted the conversion of the preferred stock and the related net loss per share calculation.

Response: The Company respectfully advises the Staff that it has revised the disclosure in Note 1 to the unaudited pro forma condensed combined financial statements on page 173 of the Amended Registration Statement in response to the Staff’s comment to describe why only the conversion rate of 8% for Jasper’s Series A-2 redeemable preferred stock was used in the unaudited pro forma condensed combined financial statements.

The Company further respectfully advises the Staff that the conversion rate adjustment is not related to the Business Combination; rather, it is contingent on events that are not probable to occur prior to the Closing of the Business Combination. However, if the conversion rate were to be reduced to 4%, it would not impact the total number of New Jasper Common Stock shares issued to Former Jasper stockholders. If a 4% conversion rate was applicable, Amgen, the Series A-2 preferred stockholder, would receive half of the number of New Jasper Common Stock shares currently allocated to the Series A-2 preferred stock in the unaudited pro forma condensed combined financial statements. Conversely, the Former Jasper Common Stock and Series A-1 preferred stockholders would receive incremental New Jasper Common Stock shares equivalent to the reduction allocated to the Series A-2 preferred stock. A change in the conversion rate to 4% would also not impact the calculation of pro forma net loss per share.

Note 3 - Pro Forma Adjustments, page 171

18.	With respect to adjustment BB, please specify the income tax rate used to calculate the provision for income taxes.

Response: The Company respectfully advises the Staff that it has revised the disclosure in adjustment BB to disclose the income tax rate used in the calculation of the adjustment on page 175 of the Amended Registration Statement in response to the Staff’s comment.

Note 5 - Earnout Shares, page 172

19.	Please list the expected volatility rate and the risk-free interest rate used to value the earnout liabilities.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 176 of the Amended Registration Statement to add disclosures of the expected volatility rate and the risk-free interest rate used in the valuation of the earnout liability in response to the Staff’s comments.

Our Solution and Product Candidates, page 189

20.	We note your statement that certain attributes will allow JSP191 to be used safely and effectively. Please revise your disclosures to remove any statements that imply that JSP191 is safe or effective, as safety and efficacy are determinations that are solely within the authority of the FDA or similar foreign regulators.

Response: The Company respectfully advises the Staff that it has revised the disclosures on pages 188, 190, 192, 195, 205 and 219 of the Amended Registration Statement in response to the Staff’s comment.

Management of New Jasper Following the Business Combination, page 242

21.	Please revise to briefly discuss, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company, in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has revised the disclosures on pages 245 through 247 of the Amended Registration Statement to include, for each director, the reasons that Jasper’s board of directors believes that such director is qualified to serve on the New Jasper Board in response to the Staff’s comments. The Company further respectfully advises that the Company and Jasper are still evaluating certain additional individuals to serve on the New Jasper Board, and, once identified, the Company will revise the disclosure in the S-4 to include the required disclosure for each such director.

Dr. Shizuru Consulting Agreement, page 259

22.	Please file the consulting agreement as an exhibit or tell us why you do not believe you are required to file it. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has revised the exhibit list on page II-6 of the Amended Registration Statement to reflect that the consulting agreement with Dr. Shizuru is being filed as an exhibit to the Amended Registration Statement in response to the Staff’s comment.

[Signature Page Follows]

If you require additional information, please telephone the undersigned at (212) 295-6834. Thank you for your assistance.

Sincerely,

/s/ Christopher D. Barnstable-Brown
Christopher D. Barnstable-Brown, Esq.

cc:

Bala Venkataraman

Vishal Kapoor

Amplitude Healthcare Acquisition Corporation